Investment Perks

	Silver ($300+)	Gold ($2,500+)	Platinum ($5,000+)	Diamond ($10,000+)
Digital stock certificate	✓	✓	✓	✓
Baseball card signed by the athlete		✓	✓	✓
Invitation to meet Team Finlete during 2026 MLB Spring Training			✓	✓
Virtual meet-and-greet with the athlete				✓

See Offering Circular for complete details.

Investment Simulator

Use this section to understand hypothetical investment scenarios.

Step 1

Your Investment Amount

Select one

- $300
- $1,000
- $5,000
- $10,000

Step 2

Athlete Career Earnings

Select one

- $15 million
- $50 million
- $100 million
- $300 million

Step 3

Your Simulated Results

Investment Return

—

Multiple on Invested Capital

—

Every $1.36 share is entitled to 0.000009% of the athlete's potential future MLB earnings.

For illustrative purposes only.

Results are not guaranteed.

Invest $1.36 / Share

Meet Jhostynxon Garcia



Birthdate	**12/11/2002 (22 years old)**
Birthplace	**San Fernando de Apure, Venezuela**
Organization	**Boston Red Sox**
Team	**Worcester Red Sox**
Level	**Triple-A (AAA)**
Position	**Outfield (OF)**

2025 Stats

AB	AVG	HR	RBI	SB	OPS
186	.294	7	26	4	.849

Career Stats

AB	AVG	HR	RBI	SB	OPS
1249	.264	41	160	39	.823

2026
MLB ETA

#5
Org. Prospect Rank

Why I'm Raising Capital

My name is Jhostynxon Garcia. I was born in Venezuela and signed with the Boston Red Sox when I was 16 years old. Since then, I've dedicated my life to becoming the best player I can be.

The journey to the Major Leagues takes focus, discipline, and sacrifice. In the Triple-A level of the Minor Leagues, my salary is $35,800. I'm raising capital on Finlete to help me handle my responsibilities off the field so I can stay focused on the work it takes to succeed on the field.

With your support, I can give everything I have to this opportunity. And if I make it to the big leagues, you'll be part of that success. Thank you for believing in me and joining me on this journey.



Jhostynxon Garcia
"The Password"

Love Jhostynxon's Story?

Enter your info to receive exclusive updates on his progress

First Name

Last Name

Phone Number

Stay Updated

Video Highlights


WOR 5
SWB 4
PITCH
1-0


RODENHISER
ROC 0
WOR 1
SAMPSON

What Everyone's Saying

[X plug-in]

Invest with Confidence

Regulation CF platform

Our offerings are powered by DealMaker, a secure, market-leading crowdfunding platform.

$450K+	400+	5000+
raised for athletes	investments	users

As of 6/1/2025

As seen in

Backed by

FAQ

What types of securities are being sold?

What is a future earnings contract?

When does Finlete begin receiving earnings from the athlete? When do investors begin receiving dividends?

How long does Finlete receive earnings from the athlete?

View More

Join the Discussion

[Disqus plug-in]

FINLETE

COMPANY

- Home
- Invest Now
- Privacy Policy
- Terms of Use

REGULATORY

- Form C
- Offering Circular
- DealMaker
- Regulation CF

Copyright 2025 © **Finlete Funding**, Inc

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

In order to receive perks from an investment, one must submit a single investment that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Perks are expected to be issued upon the completion of the Offering. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMakerSecurities LLC does not make investment recommendations.DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMakerSecurities LLC conducts Anti-Money Laundering, Identity, and Bad ActorDisqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMakerSecurities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.